UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of May 2023

Commission File Number 001-40316

VECTIVBIO HOLDING AG

(Exact name of registrant as specified in its charter)

Aeschenvorstadt 36

4051 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Entry into a Material Definitive Agreement

Transaction Agreement

On May 21, 2023, VectivBio Holding AG, a corporation limited by shares organized under the laws of Switzerland (“VectivBio”), entered into a Transaction Agreement (the “Transaction Agreement”) with Ironwood Pharmaceuticals, Inc., a Delaware corporation (“Ironwood”).

Pursuant to the Transaction Agreement, and upon the terms and subject to the conditions set forth therein, Ironwood has agreed to commence as promptly as reasonably practicable (and in any event within 10 days of the date of the Transaction Agreement), a cash tender offer (the “Offer”) to acquire all of the outstanding registered ordinary shares, nominal value of CHF 0.05 per share, of VectivBio (the “Shares”), at a price per share equal to $17.00, net to the seller in cash, without interest, and subject to deduction for any applicable withholding taxes (the “Offer Price”).

The Offer will remain open for 20 business days (as calculated in accordance with Rule 14d-1(g)(3) under the Securities Exchange Act of 1934, as amended, the “Exchange Act”) from (and including) the date of commencement of the Offer, unless extended in accordance with the terms of the Transaction Agreement, including as required by the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

Pursuant to the Transaction Agreement, Ironwood’s obligation to accept for payment (such time of acceptance, the “Acceptance Time”) and pay for any Shares tendered pursuant to the Offer is subject to customary conditions, including that: (i) prior to the expiration of the Offer, there be validly tendered and not withdrawn a number of Shares that represents at least one Share more than 80.0% of the then-outstanding Shares (excluding any Shares held by VectivBio or any of its subsidiaries) (the “Minimum Condition”); (ii) prior to the expiration of the Offer, the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), in respect of the transactions contemplated by the Transaction Agreement, shall have expired or been terminated; (iii) prior to the expiration of the Offer, the VectivBio shareholders shall have (x) effected an amendment to the articles of association of VectivBio removing certain limitations on the shareholders of VectivBio from registering or exercising, directly or indirectly, voting rights with respect to, Shares owned or represented thereby in excess of 18% of the share capital registered in the commercial register of the Canton of Basel-Stadt, Switzerland (the “Articles Amendment”) and (y) elected to the board of directors of VectivBio (the “VectivBio Board”) and its Compensation Committee certain individuals designated by Ironwood (the “Board Modification”), each as set forth in the Transaction Agreement; and (iv) certain other customary conditions set forth in the Transaction Agreement, including on Exhibit A of the Transaction Agreement.

Following the completion of the Offer and provided that at such time Ironwood directly or indirectly has acquired or controls at least 90% of the then outstanding Shares (excluding Shares held by VectivBio or any of its subsidiaries), Ironwood intends that, in accordance with the laws of Switzerland and a merger agreement expected to be entered into between Ironwood Pharmaceuticals GmbH, a limited liability company organized under the laws of Switzerland and a subsidiary of Ironwood (“Merger Sub”) and VectivBio, Merger Sub and VectivBio will consummate a statutory squeeze-out merger pursuant to which VectivBio will be merged with Merger Sub, and Merger Sub will continue as the surviving entity (the “Merger”). At the effective time of the Merger, each Share (other than Shares held by VectivBio or any of its subsidiaries immediately prior to the Acceptance Time) that is not validly tendered and accepted pursuant to the Offer or acquired by Ironwood after the Acceptance Time will thereupon be cancelled and converted into the right to receive the Offer Price.

At the Acceptance Time, each option to purchase Shares (each, a “VectivBio Stock Option”), whether vested or unvested, that is outstanding and unexercised immediately prior to the Acceptance Time shall be cancelled and, in exchange therefore, Ironwood shall pay to each former holder of any such cancelled VectivBio Stock Option promptly following the Acceptance Time an amount in cash (without interest, and subject to deduction for any applicable withholding taxes) equal to the product, rounded down to the nearest cent, of (i) the excess, if any, of the Offer Price over the exercise price per Share of such VectivBio Stock Option and (ii) the number of Shares subject to such VectivBio Stock Option. If the exercise price per Share of any VectivBio Stock Option is equal to or greater than the Offer Price, such VectivBio Stock Option shall be automatically cancelled for no consideration and shall have no further force or effect.

Additionally, at the Acceptance Time, (i) each Share subject to a repurchase option of VectivBio (each, a “VectivBio Restricted Share”) that is outstanding immediately prior to the Acceptance Time shall (w) automatically become fully vested upon the Offer having been declared unconditional in accordance with the terms of the applicable restricted share purchase agreements between VectivBio and holders of such VectivBio Restricted Shares, (x) be treated as fully vested five (5) Business Days prior to the Acceptance Time by lifting any applicable transfer restrictions and removing any restrictive legends only for purposes of enabling each holder of VectivBio Restricted Shares to tender such VectivBio Restricted Shares in the Offer, (y) be subject to an obligation of such holder to tender (and not withdraw) in the Offer, and (z) be treated the same as all other Shares in accordance with the terms and conditions of the Offer (including prompt payment without any escrow mechanics, and further including subject to deduction for any applicable withholding taxes), and (ii) each restricted share unit award covering Shares that vests based solely on the passage of time (each, a “VectivBio RSU Award”) that is outstanding immediately prior to the Acceptance Time shall automatically become fully vested and shall be cancelled and, in exchange therefore, Ironwood shall pay to each former holder of any such cancelled VectivBio RSU Award an amount in cash (without interest, and subject to deduction for any applicable withholding taxes) equal to the product, rounded down to the nearest cent, of (i) the Offer Price and (ii) the number of Shares subject to such VectivBio RSU Award as of immediately prior to the Acceptance Time promptly after the Acceptance Time.

The Transaction Agreement contains representations, warranties and covenants of Ironwood and VectivBio that are customary for a transaction of this nature, including, among others, using reasonable best efforts to take all such actions necessary, proper or advisable to consummate and make effective, in the most expeditious manner practical, the transactions contemplated thereby. Additionally, during the period from the date of the Transaction Agreement to the Acceptance Time, VectivBio has agreed to, subject to certain exceptions, (x) carry on its business in the ordinary course of business and in compliance with all applicable laws and (y) use commercially reasonable best efforts to preserve intact its business organization, preserve in good repair and condition its assets, permits, rights and properties, keep available the services of its current officers, employees and consultants, and preserve its goodwill and its relationships with customers, suppliers, licensors, licensees, distributors, and others having business dealings with VectivBio and its subsidiaries.

Subject to certain exceptions, during the period from the date of the Transaction Agreement through the Acceptance Time, VectivBio has also agreed not to directly or indirectly, publicly or otherwise, solicit, initiate, endorse, encourage or facilitate any inquiry, proposal or offer with respect to, or the making or completion of, any Acquisition Proposal (as defined in the Transaction Agreement), or any inquiry, proposal or offer that is reasonably likely to lead to, facilitate the making of or assist in the submission of any Acquisition Proposal, or take certain other restricted actions in connection therewith. Notwithstanding this limitation, prior to the Acceptance Time, subject to customary limitations and conditions, VectivBio may provide information to, and participate in discussions or negotiations with, a third party that has made a bona fide, written and unsolicited Acquisition Proposal that the VectivBio Board has determined in good faith (after consultation with outside legal counsel and financial advisors), either constitutes or is reasonable likely to lead to a Superior Proposal (as defined in the Transaction Agreement) and failure to take such action would reasonably be likely to result in a breach of its fiduciary duties to VectivBio and its shareholders.

The Transaction Agreement contains certain termination rights for each of Ironwood and VectivBio, including, among others, for the failure to consummate the Offer on or before October 31, 2023 (subject to extension through December 31, 2023 by Ironwood (in its sole discretion) in the event that certain conditions remain unsatisfied as of October 31, 2023 and through February 15, 2024 by Ironwood (in its sole discretion) in the event that certain conditions remain unsatisfied as of December 31, 2023, such date the “Outside Date”). If the Transaction Agreement is terminated under certain circumstances specified in the Transaction Agreement, including under specified circumstances in connection with VectivBio’s entry into a definitive written agreement with respect to a Superior Proposal or in connection with a change in recommendation by the VectivBio Board, VectivBio will be required to pay Ironwood a termination fee of $23,680,000. If the Transaction Agreement is terminated under certain circumstances specified in the Transaction Agreement, including under specified circumstances in connection with failure to satisfy the Minimum Condition, VectivBio will be required to pay Ironwood an amount equal to Ironwood’s fees and expenses incurred by Ironwood or on its behalf in connection with the Transaction Agreement and all other matters contemplated thereby, with such amount not to exceed $18,000,000 in the aggregate. In addition, if the Transaction Agreement is terminated under certain circumstances specified in the Transaction Agreement, including if the Acceptance Time has not occurred on or before the Outside Date and all conditions to the Offer have been satisfied other than (i) the Antitrust Condition (as defined in the Transaction Agreement) or (ii) solely to the extent such restraint arises under, is in respect of or is pursuant to any Antitrust Laws (as defined in the Transaction Agreement), any order, injunction, decision, directive or decree has been issued (and still be in effect) by any governmental entity preventing the consummation of the Offer, or any law shall have been enacted or deemed applicable to the Offer (and still be in effect) by any governmental entity that prohibits or makes illegal the consummation of the Offer, or there be instated and pending any litigation by any governmental entity seeking any Non-Required Remedy (as defined in the Transaction Agreement), Ironwood will be required to pay VectivBio a reverse termination fee of $59,200,000.

The Transaction Agreement has been approved by each of the VectivBio Board and the board of directors of Ironwood. The VectivBio Board unanimously recommends that shareholders of VectivBio accept the Offer and tender their Shares pursuant thereto.

The foregoing description of the Offer, the Merger and the Transaction Agreement does not purport to be complete and is qualified in its entirety by reference to the Transaction Agreement, which is attached hereto as Exhibit 99.1. The Transaction Agreement has been incorporated herein by reference to provide information regarding the terms of the Transaction Agreement and is not intended to modify or supplement any factual disclosures about VectivBio or Ironwood in any public reports filed with the SEC by VectivBio or Ironwood. In particular, the assertions embodied in the representations, warranties and covenants contained in the Transaction Agreement were made only for the purposes of the Transaction Agreement, were solely for the benefit of the parties to the Transaction Agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by information in confidential disclosure schedules provided by VectivBio to Ironwood in connection with the signing of the Transaction Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Transaction Agreement. Moreover, the representations and warranties in the Transaction Agreement were used for the purpose of allocating risk between VectivBio and Ironwood, rather than establishing matters of fact. Accordingly, the representations and warranties in the Transaction Agreement may not constitute the actual state of facts about VectivBio or Ironwood. The representations and warranties set forth in the Transaction Agreement may also be subject to a contractual standard of materiality different from that generally applicable to investors under federal securities laws. Therefore, the Transaction Agreement is included with this filing only to provide investors with information regarding the terms of the Transaction Agreement, and not to provide investors with any other factual information regarding the parties or their respective businesses.

Tender and Support Agreement

On May 21, 2023, in connection with the Transaction Agreement, certain of VectivBio’s shareholders, executive officers and each of the members of the VectivBio Board (together, the “Supporting Shareholders”) entered into a Tender and Support Agreement (the “Support Agreement”) with Ironwood, pursuant to which each Supporting Shareholder agreed, among other things, to tender their Shares (including the Restricted Shares) in the Offer and vote their Shares (including the Restricted Shares) at any meeting of the shareholders of VectivBio (i) for, among other things, the approval and adoption of the Articles Amendment and the Board Modification, (ii) against any proposal or motion not recommended by the VectivBio Board that would be inconsistent with condition (c) set forth in Exhibit A of the Transaction Agreement, and (iii) against any change in the VectivBio Board (other than the re-elections proposed to the 2023 annual general meeting of shareholders of VectivBio and the Board Modification). As of May 21, 2023, the Supporting Shareholders owned an aggregate of approximately 28.6% of the Shares. The Supporting Shareholders’ obligations under the Support Agreement terminate in the event that the Transaction Agreement is terminated in accordance with its terms.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the form of the Support Agreement, which is included as Exhibit B to the Transaction Agreement filed as Exhibit 99.1 to this report and is incorporated herein by reference.

Press Release

On May 22, 2023, VectivBio issued a joint press release announcing the execution of the Transaction Agreement and certain other information. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Exhibits

99.1	Transaction Agreement, dated May 21, 2023, by and between Ironwood Pharmaceuticals, Inc. and VectivBio Holding AG

99.2	Joint Press Release, dated May 22, 2023

Additional Information and Where to Find It

The tender offer for the outstanding registered ordinary shares of VectivBio Holding AG (“VectivBio”) (the “Tender Offer”) has not yet been commenced. This Report on Form 6-K does not constitute a recommendation, an offer to purchase or a solicitation of an offer to sell VectivBio securities. At the time the Tender Offer is commenced, Ironwood Pharmaceuticals, Inc. (“Ironwood”) will file a Tender Offer Statement on Schedule TO (including an Offer to Purchase) with the Securities and Exchange Commission (the “SEC”) and thereafter, VectivBio will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, in each case, with respect to the Tender Offer. The solicitation and the offer by Ironwood to purchase ordinary shares of VectivBio will only be made pursuant to such Offer to Purchase and related materials. Once filed, investors and security holders are urged to read these materials (including the Offer to Purchase, a related Letter of Transmittal and certain other Tender Offer documents, as each may be amended or supplemented from time to time) carefully since they will contain important information that VectivBio’s investors and security holders should consider before making any decision regarding tendering their ordinary shares, including the terms and conditions of the Tender Offer. The Tender Offer Statement, Offer to Purchase, Solicitation/Recommendation Statement and related materials will be filed with the SEC, and VectivBio’s investors and security holders may obtain a free copy of these materials (when available) and other documents filed by Ironwood and VectivBio with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the Tender Offer Statement and other documents that Ironwood and Merger Sub file with the SEC will be made available to all investors and security holders of VectivBio free of charge from the information agent for the Tender Offer. Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by VectivBio under the “Financial Information” tab of the “Investors & Media” section of VectivBio’s website at https://vectivbio.com.

No Offer or Solicitation

This report is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Forward-Looking Statements

To the extent that statements contained in this filing are not statements of historical facts, they may be deemed to be forward-looking statements. In some cases, such forward-looking statements can be identified by terms such as “believes,” “plans,” “anticipates,” “continue,” “potential,” “seek,” “goal,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements are based on management’s current expectations, beliefs, estimates, projections and assumptions. As such, forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties that are difficult to predict. As a result, a number of important factors could cause actual results to differ materially from those indicated by such forward-looking statements, including: the risk that the proposed acquisition of VectivBio Holding AG (“VectivBio”) by Ironwood Pharmaceuticals, Inc. (“Ironwood”) may not be completed; the possibility that competing offers or acquisition proposals for VectivBio will be made; the delay or failure of the tender offer conditions to be satisfied (or waived), including insufficient ordinary shares of VectivBio being tendered in the tender offer; the failure (or delay) to receive the required regulatory approvals of the proposed acquisition; the possibility that prior to the completion of the transactions contemplated by the acquisition agreement, Ironwood’s or VectivBio’s business may experience significant disruptions due to transaction-related uncertainty; the effects of disruption from the transactions of VectivBio’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, manufacturers, suppliers, vendors, business partners and distribution channels to patients; the occurrence of any event, change or other circumstance that could give rise to the termination of the acquisition agreement; the risk that shareholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; the failure of the closing conditions set forth in the acquisition agreement to be satisfied (or waived); the possibility that VectivBio’s clinical trials may not demonstrate acceptable safety and efficacy of VectivBio’s product candidates; the possibility that VectivBio’s expectations may not be met as to the timing, progress and/or results of clinical trials of its product candidates or its research and development programs; the possibility that VectivBio’s expectations may not be met as to the timing, scope and/or likelihood of regulatory filings and approvals; the possibility that VectivBio may not obtain marketing approvals of its product candidates and/or meet existing or future regulatory standards or comply with post-approval requirements; the possibility that VectivBio’s expectations may not be met as to its ability to fund its operating expenses and/or capital expenditure requirements with its cash and cash equivalents; the possibility that VectivBio’s expectations may not be met as to future milestone or royalty payments to or from VectivBio’s licensing partners or other third-parties, and the timing of such payments; the possibility that VectivBio’s expectations may not be met as to the potential market size and/or the size of the patient populations for its product candidates, if approved for commercial use; the possibility that VectivBio’s expectations may not be met as to the potential advantages of apraglutide over existing therapies for short bowel syndrome with intestinal failure and/or the potential uses of apraglutide to treat other indications; the possibility that VectivBio’s expectations may not be met as to the developments and/or projections relating to its competitors or its industry, including competing therapies; the possibility that VectivBio may not be able to enter into new collaborations; the possibility that VectivBio’s expectations may not be met as to its ability to develop additional product candidates or leverage its current product candidates for other indications, and/or its ability to identify additional products, product candidates or technologies with significant commercial potential that are consistent with its commercial objectives; the possibility that VectivBio’s expectations may not be met as to its ability to develop, acquire and/or advance additional product candidates into, and successfully complete, clinical trials; the possibility that the commercialization and market acceptance of its product candidates may not occur; the sufficiency of VectivBio’s marketing and manufacturing capabilities or those of the third parties with which it contracts; VectivBio’s ability to operate its business without infringing the intellectual property rights and/or proprietary technology of third parties; the possibility that the anticipated scope of protection VectivBio is able to establish and maintain for intellectual property rights covering its product candidates may not materialize; the possibility that VectivBio’s estimates of its expenses, future revenue, capital requirements and/or its needs for or ability to obtain additional capital may not be accurate; the possibility of adverse regulatory development in the United States, Europe and other jurisdictions; the possibility that VectivBio’s expectations may not be met as to its ability to effectively manage its anticipated growth; the possibility that VectivBio’s expectations may not be met as to its ability to attract and retain qualified employees and key personnel; and a variety of other risks set forth from time to time in Ironwood’s or VectivBio’s filings with the SEC, including but not limited to the risks discussed in Ironwood’s Annual Report on Form 10-K for the year ended December 31, 2022 and in other filings with the SEC and the risks discussed in VectivBio’s Annual Report on Form 20-F for the year ended December 31, 2022 and in its other filings with the SEC. The reader is cautioned not to unduly rely on these forward-looking statements. Ironwood and VectivBio expressly disclaim any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VECTIVBIO HOLDING AG

May 22, 2023	By:	/s/ Luca Santarelli
Luca Santarelli
Chief Executive Officer